Exhibit 77 C to Form N-SAR


Shareholders of Seligman Common Stock Fund, Inc. voted on a proposal to approve an Agreement and Plan of Reorganization at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. The number of shares voted are as follows:
       For                 Against                     Abstain
   8,266,952.774         330,748.601                 571,421.596
As a result of the approval of this proposal, Seligman Common Stock Fund will be merged into RiverSource Disciplined Equity Fund, a fund that seeks to provide shareholders with long-term capital growth. It is anticipated that the merger will occur in the third quarter of 2009.